Exhibit 99.(a)(24)

FOR IMMEDIATE RELEASE

Contacts:	Media: Chris Ward iBasis, Inc. 781-505-7557	Investors: Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net	Matthew Sherman / Jeremy Jacobs / Ariel LeBoff Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

LESS THAN 0.13% OF iBASIS’ OUTSTANDING SHARES NOT OWNED BY ROYAL KPN

TENDERED INTO KPN’S REVISED UNSOLICITED TENDER OFFER

BURLINGTON, MASS. — October 20, 2009 — iBasis, Inc. (NASDAQ: IBAS) today commented on the results and extension of Royal KPN N.V.’s (AMS: KPN and OTC: KKPNY.PK) (“KPN”) revised unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN and its affiliates at a price of $2.25 per share in cash, which was scheduled to expire on October 23, 2009 at midnight. The tender offer has been extended and will now expire on November 20, 2009 at midnight. According to KPN, only approximately 39,399 shares, or less than 0.13% of iBasis’ outstanding shares not owned by KPN, were tendered into the offer as of the close of business on October 19, 2009.

W. Frank King, Chairman of the Special Committee of iBasis’ Board of Directors, stated, “We believe that iBasis minority stockholders are sending a clear message to KPN — that its revised $2.25 per share unsolicited offer continues to undervalue iBasis’ current performance and long-term prospects.  We appreciate the continued support we have received from our stockholders and we remain committed to taking all necessary steps to protect their best interests.”

As previously announced on October 15, 2009, the Special Committee of the Board of Directors recommended, on behalf of iBasis, that iBasis’ stockholders reject KPN’s revised unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock for $2.25 per share in cash and not tender their shares pursuant to the offer.  The Special Committee has unanimously determined that KPN’s revised offer is grossly inadequate, opportunistic and not in the best interests of iBasis’ minority stockholders.

Three of iBasis’ largest minority stockholders — Lloyd I. Miller III, Millennium Management LLC, the general partner of Millennium Partners, L.P. and the Trustee of the Singer Children’s Management Trust — have sent separate letters to iBasis’ Board of Directors indicating their intention to reject KPN’s revised unsolicited tender offer.  In the aggregate these three stockholders represent approximately 11.2% of iBasis’ outstanding common stock, or approximately 25.6% of iBasis’ common stock not owed by KPN.

As previously disclosed, iBasis filed a complaint in the Delaware Court of Chancery (the “Delaware Court”) alleging fraud and breach of KPN’s fiduciary duties to iBasis and its minority stockholders and seeking, among other things, declaratory and injunctive relief to stop KPN’s grossly inadequate tender offer.  The Delaware Court will hold a hearing on October 28th and October 29th on the issues both iBasis and KPN have before the Delaware Court, including iBasis’ application to stop KPN’s tender offer.  Separately, iBasis also filed a complaint in the United States District Court for the Southern District of New York seeking declaratory and injunctive relief to, among other things, stop KPN’s unsolicited tender offer.  KPN’s response to the New York Federal action is due in early December.  The Special Committee will continue to explore all legal avenues available to protect the interests of the minority stockholders.

Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

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